FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2005
                                   04 May 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Excerpt of Press release of British Sky Broadcasting Group plc announcing 3rd Quarter Results released on 04 May 2005





British Sky Broadcasting Group plc

Consolidated Profit and Loss Account for the nine months ended 31 March 2005


----------------------------------------------------------------------------------------------------------------------------
                                                        Before                  2004/05                              2003/04
                                                      goodwill                     Nine      Before                     Nine
                                                           and     Goodwill      months    goodwill    Goodwill       months
                                                   exceptional          and       ended         and         and        ended
                                                         items  exceptional    31 March exceptional exceptional     31 March
                                                                      items       Total       items       items        Total
                                                          GBPm         GBPm        GBPm        GBPm        GBPm         GBPm
                                              Notes (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)  (unaudited)

----------------------------------------------------------------------------------------------------------------------------
 Turnover: Group and share of joint
 ventures' turnover                                        3,012          -       3,012      2,759           -         2,759
 Less: share of joint ventures' turnover                    (52)          -        (52)       (62)           -          (62)
 Group turnover                                 1          2,960          -       2,960      2,697           -         2,697
----------------------------------------------------------------------------------------------------------------------------
 Operating expenses, net                        2        (2,386)       (85)     (2,471)    (2,259)        (87)       (2,346)
----------------------------------------------------------------------------------------------------------------------------
 Operating profit                                            574       (85)         489        438        (87)           351
----------------------------------------------------------------------------------------------------------------------------
 Share of joint ventures' and associates'
 operating results                                            12         -           12        (4)           -           (4)
 Loss on disposal of investments in joint
 ventures                                       3              -      (23)         (23)          -           -             -
 Profit on disposal of fixed asset
 investments                                    3              -         -            -          -          51            51
 Amounts written back to fixed asset
 investments, net                               3              -         -            -          -          24            24
 Profit on ordinary activities before
interest and taxation                                        586     (108)          478        434        (12)           422
----------------------------------------------------------------------------------------------------------------------------
 Interest receivable and similar income                       22         -           22          5           -             5
 Interest payable and similar charges                       (69)         -         (69)       (68)           -          (68)
 Profit on ordinary activities before
 taxation                                                    539     (108)          431        371        (12)           359
----------------------------------------------------------------------------------------------------------------------------
 Tax on profit on ordinary activities                      (158)         -        (158)      (116)           -         (116)
 Profit on ordinary activities after taxation                381     (108)          273        255        (12)           243
----------------------------------------------------------------------------------------------------------------------------
 Equity dividends                                                                  (77)                                 (53)
 Retained profit for the period                                                     196                                  190
----------------------------------------------------------------------------------------------------------------------------
 Earnings per share - basic                                                       14.2p                                12.5p
 Earnings per share - diluted                                                     14.2p                                12.5p
----------------------------------------------------------------------------------------------------------------------------

                                                                1


Consolidated Profit and Loss Account for the three months ended 31 March 2005

                                                         Before                   2004/05       Before                   2003/04
                                                       goodwill               Three months    goodwill    Goodwill  Three months
                                                            and                   ended 31         and         and      ended 31
                                                    exceptional                 March 2005 exceptional exceptional    March 2004
                                                          items     Goodwill         Total       items       items         Total
                                                           GBPm         GBPm          GBPm        GBPm        GBPm          GBPm
                                                    (unaudited)  (unaudited)   (unaudited) (unaudited) (unaudited)   (unaudited)

--------------------------------------------------------------------------------------------------------------------------------
 Turnover: Group and share of joint ventures'
 turnover                                                  1,029           -         1,029        950            -           950
 Less: share of joint ventures' turnover                    (14)           -          (14)       (19)            -          (19)
 Group turnover                                            1,015           -         1,015        931            -           931
--------------------------------------------------------------------------------------------------------------------------------

 Operating expenses, net                                   (795)        (28)         (823)      (776)         (29)         (805)
--------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                            220        (28)           192        155         (29)           126
--------------------------------------------------------------------------------------------------------------------------------
 Share of joint ventures' and associates'
 operating results                                             4          -              4          1            -             1
 Profit on disposal of fixed asset investments                 -          -              -          -           49            49
 Profit on ordinary activities before interest
and taxation                                                 224       (28)            196        156           20           176
--------------------------------------------------------------------------------------------------------------------------------
 Interest receivable and similar income                        7          -              7          2            -             2
 Interest payable and similar charges                       (22)          -           (22)       (23)            -          (23)
 Profit on ordinary activities before taxation               209       (28)            181        135           20           155
--------------------------------------------------------------------------------------------------------------------------------
 Tax on profit on ordinary activities                       (62)          -           (62)       (42)            -          (42)
 Profit on ordinary activities after taxation                147       (28)            119         93           20           113
--------------------------------------------------------------------------------------------------------------------------------
 Equity dividends                                                                        -                                     -
 Retained profit for the period                                                        119                                   113
--------------------------------------------------------------------------------------------------------------------------------
 Earnings per share - basic                                                           6.3p                                  5.8p
 Earnings per share - diluted                                                         6.3p                                  5.8p
--------------------------------------------------------------------------------------------------------------------------------


 Notes to Financial Statements

1    Turnover

The Group's turnover, whilst deriving from one class of business, has been analysed as follows:

 --------------------------------------------------------------------------------------------------------------------
                                                                                                 2004/05     2003/04
                                                                                             Nine months Nine months
                                                                                                   ended       ended
                                                                                                31 March    31 March
                                                                                                    GBPm        GBPm
                                                                                             (unaudited) (unaudited)

 --------------------------------------------------------------------------------------------------------------------
 DTH subscribers                                                                                   2,171       1,973
 Cable subscribers                                                                                   166         160
 Advertising                                                                                         242         223
 Sky Bet (i)                                                                                         186         133
 Sky Active (i)                                                                                       67          86
 Other                                                                                               128         122
                                                                                                   2,960       2,697
 --------------------------------------------------------------------------------------------------------------------

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and other interactive revenues - "Sky Active" - and the prior year comparatives have been restated accordingly.

2     Operating expenses, net

 --------------------------------------------------------------------------------------------------------------------
                                                                      2004/05                                2003/04
                                                                  Nine months                            Nine months
                                                                        ended                                  ended
                                                                     31 March        Before                 31 March
                                    Before goodwill       Goodwill      Total      goodwill      Goodwill      Total
                                               GBPm           GBPm       GBPm          GBPm          GBPm       GBPm
                                        (unaudited)    (unaudited)(unaudited)   (unaudited)   (unaudited)(unaudited)
 --------------------------------------------------------------------------------------------------------------------

 Programming (i)                              1,216              -      1,216         1,248             -      1,248
 Transmission and related
 functions (i)                                  128              -        128           115             -        115
 Marketing                                      379              -        379           299             -        299
 Subscriber management                          288              -        288           279             -        279
 Administration                                 207             85        292           195            87        282
 Betting                                        168              -        168           123             -        123
                                              2,386             85      2,471         2,259            87      2,346
 --------------------------------------------------------------------------------------------------------------------

(i)   The amounts shown are net of GBP7 million (2003/04:  nine months ended
      31 March: GBP10 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP22 million (2003/04: nine months ended 31 March: GBP21 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3     Exceptional items

2004/05

(i) Loss on disposal of investments in joint ventures

On 1 November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets". The loss on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance" ("FRS 3") and is therefore recorded as an exceptional item below operating profit.

2003/04

(ii) Profit on sale of fixed asset investments

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

(iii) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.

4     Basis of preparation

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 May 2005                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary